      As filed with the Securities and Exchange Commission on July 10, 1996
                                                  REGISTRATION NO. 333-3643

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                           ------------------------


                              AMENDMENT NO. 1
                                      TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          ---------------------------

                        CAPSTONE PHARMACY SERVICES, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                                             62-1293855
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


                           2930 WASHINGTON BOULEVARD
                         BALTIMORE, MARYLAND 21230-1197
                                 (410) 646-7373

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


    R. DIRK ALLISON, PRESIDENT                    COPY TO:
 CAPSTONE PHARMACY SERVICES INC.               PETER M. OLDHAM
    2930 WASHINGTON BOULEVARD       HARWELL HOWARD HYNE GABBERT & MANNER, P.C.
  BALTIMORE, MARYLAND 21230-1197            1800 FIRST AMERICAN CENTER
          (410) 646-7373                     NASHVILLE, TENNESSEE 37219
                                                   (615) 256-0500

(Name, address, including zip code, and telephone number including area code, of agent for service)

                           --------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                           --------------------------


                        CALCULATION OF REGISTRATION FEE



======================================================================================================
Title of Each Class      Amount       Proposed Maximum       Proposed Maximum          Amount of
   of Securities          to be        Offering Price       Aggregate Offering        Registration
  to be Registered     Registered       per Security               Price                  Fee
- ------------------------------------------------------------------------------------------------------
Common Stock, par
value $.01 per share     75,000          $12.69(1)            $951,750(1)             $   329
                      6,418,467                (2)                    (2)             $23,516(2)
Series B Redeemable     650,000                (2)                    (2)             $ 2,241(2)
Warrants
======================================================================================================

(1) Estimated solely for computing registration fee pursuant to Rule 457(c). The calculation is based on the average of the high and low prices of the Company's common stock reported on July 3, 1996.
(2) Fee paid with original filing of the Registration Statement.


                           --------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                            SUBJECT TO COMPLETION


                  PRELIMINARY PROSPECTUS DATED JULY __, 1996


                       CAPSTONE PHARMACY SERVICES, INC.


                       6,493,467 Shares of Common Stock
                           650,000 Series B Warrants

     This Prospectus relates to (i) the resale by the holders thereof (the "Selling Stockholders") of up to 3,242,501 shares of Capstone Pharmacy
Services, Inc. (the "Company" or "Capstone") Common Stock, par value $.01 per share (the "Common Stock") that have been previously issued by Capstone in private placements; (ii) the resale by Selling Stockholders of 1,007,692 shares issued by Capstone in an acquisition; (iii) the resale by Selling Stockholders of 943,274 shares underlying certain warrants (the "Private Placement Warrants") previously issued by Capstone in private placements; (iv) the issuance by Capstone of warrants (the "Series B Warrants") entitling the holders thereof to purchase an aggregate of 650,000 shares of Common Stock at $10.00 per share, which warrants are issuable upon the exercise of currently outstanding (and previously registered) warrants (the "Series A Warrants"); and (v) the issuance of 650,000 and 650,000 shares of Common Stock upon the exercise of the Series A Warrants and the Series B Warrants, respectively.

     None of the proceeds from the sale of the shares by the Selling Stockholders will be received by the Company. The Company could receive gross proceeds of up to $4,606,188 from the exercise of the Private Placement Warrants, up to $3,900,000 from the exercise of the Series A Warrants and up to $6,500,000 from the exercise of the Series B Warrants. See "Use of Proceeds." The Company has paid all costs and fees associated with the registration of the securities under the Federal and state securities laws and the preparation and delivery of this Prospectus.

     The Company's Common Stock is quoted on the Nasdaq Stock Market under the symbol "DOSE." On July 3, 1996, the reported closing price of the Company's Common Stock on the Nasdaq Stock Market was $12.69 per share. The Series A Warrants are currently quoted on the Nasdaq Stock Market under the symbol "DOSEW". The Series B Warrants will not be quoted on the Nasdaq Stock Market.


                               ---------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              TABLE OF CONTENTS


AVAILABLE INFORMATION..........................................   3
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..............   3
THE COMPANY....................................................   4
USE OF PROCEEDS................................................   5
SELLING STOCKHOLDERS...........................................   6
PLAN OF DISTRIBUTION...........................................  10
LEGAL MATTERS..................................................  10



     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             AVAILABLE INFORMATION



     The Company's principal executive offices are located at 2930 Washington Boulevard, Baltimore, Maryland 21230, phone number (410) 646-7373. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports and other information filed by the Company can be obtained, at prescribed rates, from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports and other information can be inspected at the Public Reference Section referred to above and at the Regional Offices of the Commission at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site on the worldwide web portion of the Internet containing reports, proxy and information statements and other information regarding issuers that file electronically at http://www.sec.gov.


     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INFORMATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

            1. The Company's Annual Report on Form 10-K for the ten months ended December 31, 1995;


            2. The Company's Registration Statement on Form 8-A relating to the Company's Common Stock dated June 18, 1986;


            3.   The Company's Current Report on Form 8-K dated
                 December 31, 1995, as amended by Form 8-K/A;

            4.   The Company's Current Report on Form 8-K dated
                 February 29, 1996, as amended by Form 8-K/A; and

            5.   The Company's Current Report on Form 8-K dated March 20, 1996.


            6. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.


     All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), (c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the documents which are incorporated by reference in this Prospectus, but not delivered herewith, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests should be directed to Dirk Allison, President, Capstone Pharmacy Services, Inc., 2930 Washington Boulevard, Baltimore, Maryland 21230,
(410) 646-7373.

                                 THE COMPANY


     Capstone is a leading provider of institutional pharmacy services to long-term care facilities and correctional institutions throughout the United States. On June 20, 1996, Capstone entered into an agreement to acquire Symphony Pharmacy Services, Inc. ("Symphony"), a subsidiary of Integrated Health Services, Inc. ("IHS"). The acquisition of Symphony will increase the number of long-term care beds served by Capstone from approximately 44,000 in seven states to approximately 84,000 in 13 states, making Capstone the second largest independent institutional pharmacy company in the United States. Management believes the Symphony acquisition is a major strategic step in positioning Capstone as a leading provider of institutional pharmacy services in numerous metropolitan markets nationwide. Symphony will increase significantly the number and geographic scope of Capstone's clients and will establish relationships with IHS and other large operators of long-term care facilities not previously serviced by Capstone. In addition, management believes that Capstone's expanded national presence will enable it to compete more effectively for larger customers with multiple facilities while achieving purchasing efficiencies and other economies of scale.

     Capstone provides its long-term care clients with comprehensive institutional pharmacy services that include the purchasing, repackaging and dispensing of pharmaceuticals, infusion therapy and Medicare Part B services, and pharmacy consulting services, all of which are supported by computerized record keeping and third-party billing services. The Company services its long-term care clients primarily through regional pharmacies that are open 24 hours, seven days a week. By focusing on the establishment of regional pharmacies that each have the capability to serve in excess of 10,000 patients, management believes that the Company can provide a broader range of services to its long-term care clients on a more cost-effective basis than many of its competitors. In the correctional business, where it currently is the largest non-captive provider of pharmacy services in the United States, the Company provides pharmaceuticals under capitated contracts at correctional institutions that have privatized their inmate health care services. Management believes the Company's experience in managing capitated correctional contracts, which involve the utilization of closed formularies, generic substitution, rigorous drug utilization review and proactive physician education, should provide the Company with a significant competitive advantage as managed care becomes more prevalent in the long-term care industry.

     In connection with an investment by Counsel Corporation ("Counsel") in December 1994, the Company installed a new management team, refocused its operating strategy on its core institutional pharmacy business and initiated an aggressive acquisition strategy. As a result of these efforts, the Company's net sales increased to $191.8 million on a pro forma basis for the 12-month period ended December 31, 1995 from $43.6 million for the fiscal year ended February 28, 1995, and to $53.0 million on a pro forma basis for the quarter ended March 31, 1996 from $11.0 million for the quarter ended March 31, 1995. Capstone's profitability improved during the same time period, with income from continuing operations of $3.6 million on a pro forma basis for the 12 months ended December 31, 1995 compared to an actual loss from continuing operations of ($10.8 million) for the year ended February 28, 1995, and income from continuing operations of $3.2 million on a pro forma basis for the quarter ended March 31, 1996 compared to an actual loss from continuing operations of ($2.5 million) for the quarter ended March 31, 1995.






     Capstone's objective is to enhance its position as a leading provider of high-quality, cost-effective institutional pharmacy services. The Company seeks to achieve this objective by: (i) acquiring institutional pharmacy companies in metropolitan markets; (ii) achieving regional market density in order to enhance its operating leverage; (iii) positioning the Company as the provider of choice to managed care payors in the markets in which it operates; and (iv) emphasizing internal growth through the addition of new clients in existing markets and the expansion of ancillary services. Since the beginning of 1995, the Company has focused on expanding operations in major metropolitan markets, concentrating initially on the urban corridor from Baltimore to Boston and more recently acquiring operations in Chicago. Upon consummating the Symphony acquisition, Capstone will enter additional metropolitan markets such as Los Angeles, Dallas, Minneapolis-St. Paul and Tampa-St. Petersburg. Since December 31, 1994, Capstone has increased its long-term care bed count from approximately 13,500 to approximately 84,000 (including the beds served by Symphony) and the number of inmates served in correctional institutions from approximately 70,000 to approximately 115,000. Growth in the Company's long-term care business has been achieved through a combination of internal growth in existing markets and acquisitions in both existing and new markets, while growth in Capstone's correctional business has been achieved solely through the addition of new capitated contracts.

                                USE OF PROCEEDS


     4,250,193 of the shares of Common Stock offered hereby are currently owned by the Selling Stockholders and are being registered for resale by such holders. Accordingly, the Company will not receive any of the proceeds from any transactions in these shares by the Selling Stockholders.

     2,243,274 of the shares of Common Stock offered hereby can be obtained by the Selling Stockholders upon exercise of the Series A Warrants, Series B Warrants and Private Placement Warrants. The Company will receive proceeds to the extent that such warrants are exercised before their expiration, as follows:





      Description             Number of Warrants    Exercise Price      Expiration Date
      -----------             ------------------    --------------      ---------------
Series A Warrants                   650,000          $ 6.00/share        July 31, 1996
Series B Warrants                   650,000*         $10.00/share        July 31, 1997
Private Placement Warrants          501,819          $ 4.50/share        May  22, 1998
Private Placement Warrants          401,455          $ 5.50/share        May  22, 1998
Private Placement Warrants           40,000          $ 3.50/share        October 31, 1999



- --------------
* Assumes full exercise of Series A Warrants. One Series B Warrant will be issued upon the exercise of each Series A Warrant.



     As a result, the Company could receive gross proceeds of up to $3,900,000 from the exercise of the Series A Warrants, up to $6,500,000 from the exercise of the Series B Warrants and up to $4,606,188 from the exercise of the Private Placement Warrants. The Company intends to use these proceeds, if any, for general corporate purposes including future acquisitions. No specific uses of the proceeds have been identified by the Company because there is no certainty that any of the Warrants will be exercised.

                                 RISK FACTORS

     Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue", or the negative thereof, or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those reflected in any such forward-looking statements. In evaluating the Company and its business, prospective investors should carefully consider the following factors in addition to those discussed elsewhere or incorporated by reference in this Prospectus.

     NO ASSURANCE OF SUCCESSFUL INTEGRATION OF ACQUISITIONS. The Symphony acquisition will substantially increase the number of beds served by the Company, the number of Company employees and the Company's net sales. There can be no assurance that Symphony or any other acquisition will be integrated successfully into the Company's operations or will not have a material adverse effect upon the Company's results of operations, financial condition or prospects, especially in the fiscal quarters immediately following the acquisitions. The success of the Company's integration of Symphony or any other acquisition may depend on the retention of such acquisition's existing management. Although the Company intends to retain substantially all of Symphony's employees, there can be no assurances that such individuals will remain with the Company, and their loss could have a material adverse effect on the Company.

     MANAGEMENT OF GROWTH; DEPENDENCE ON KEY PERSONNEL. In addition to growth resulting from the acquisition of Symphony, the Company has experienced growth that has placed, and is likely to continue to place, a significant strain on its management resources. The Company's successful implementation of its growth strategy depends upon its ability to attract and retain qualified management, clinical and technical operating personnel. The loss of the services of one or more of the Company's key executives, or of one or more of Symphony's key executives, could have a material adverse effect on the Company. There can be no assurances that the Company will be able to attract and retain sufficient numbers of qualified personnel.

     DEPENDENCE ON ACQUISITIONS FOR GROWTH. A significant component of the Company's historical growth has come through acquisitions of institutional pharmacy companies, and the Company's growth strategy includes making additional acquisitions. No assurance can be given that the Company will be able to identify suitable acquisition candidates or to consummate acquisitions on terms acceptable to the Company. The Company will compete for acquisition candidates with buyers who may have greater financial and other resources than the Company and may be able to pay higher acquisition prices than the Company. Future acquisitions may also be dependent on the Company's ability to obtain additional financing, and there can be no assurance that the Company will be able to obtain such financing on suitable terms.

     NASDAQ NET NATIONAL MARKET TANGIBLE ASSET QUOTATION CRITERIA. In order for its Common Stock to remain quoted on the Nasdaq National Market, the Company must maintain a certain minimum level of net tangible assets. The calculation of net tangible assets does not include the value of goodwill, which typically represents, a substantial part of the institutional pharmacy company assets acquired by the Company. Should the Company continue to acquire substantial goodwill and/or increase its liabilities without increasing its tangible assets, it may from time to time fail to comply with Nasdaq's net tangible asset criteria. If such failure is not remedied, it could result in the Company's Common Stock no longer being quoted on the Nasdaq National Market. Such a result could have a material adverse effect on the liquidity and price of the Company's Common Stock.

     LIMITED HISTORY OF PROFITABILITY. The Company has incurred net losses in two of the last three fiscal years. For the years ended February 28, 1994 and 1995, net losses were approximately $862,000 and $11,420,000, respectively, while for the ten months ended December 31, 1995, the Company had net income of approximately $222,000. While the Company has been profitable for the past three consecutive quarters, there can be no assurance that it will continue to be profitable in the future.

     DEPENDENCE ON REIMBURSEMENT BY THIRD-PARTY PAYORS. For the ten months ended December 31, 1995, less than 2% and approximately 13% of the Company's net sales were derived directly from Medicare and Medicaid, respectively, and approximately 40% were derived from long-term care facilities which were in turn reimbursed directly by Medicare, Medicaid and other third-party payors. The Company's net sales and profitability are, and will continue to be, affected by the efforts of all payors to contain or to reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of services, and negotiating reduced contract pricing. Any changes in reimbursement levels under Medicare, Medicaid, or private pay programs, including managed care contracts, could have a significant adverse effect on the Company's net sales and profitability. Changes in the mix of patients among Medicare, Medicaid and different types of private pay sources, may adversely affect the Company's net sales and profitability.

     HEALTH CARE REFORM. The health care industry is subject to changing political, economic and regulatory influences that may affect the institutional pharmacy industry. In recent years, several comprehensive national health care reform proposals were introduced in the United States Congress. While none of the proposals were adopted, health care reform may again be addressed by the
United States Congress.   Several  states are also considering health care
reforms through Medicaid managed care demonstration projects. Although these projects generally exempt institutional pharmacy services and long-term care facilities, no assurance can be given that these projects will not change the Medicaid reimbursement system in certain states for long-term care, including pharmacy services, from fee-for-service to negotiated or capitated rates. It cannot be predicted which, if any, federal or state modifications or reform proposals will be adopted, when they may be adopted or what their impact on the Company may be if adopted. There can be no assurance that the adoption of certain modifications or proposals will not have a material adverse effect on the Company's results of operations, financial condition or future prospects.

     ROLE OF MANAGED CARE.   As managed care assumes an increasingly
significant role in the health care industry, Capstone's future success will, in part, be dependent on obtaining and retaining managed care contracts. There can be no assurance that the Company will retain or continue to obtain such managed care contracts or that the managed care contracts it obtains will be on terms as favorable to the Company as those of its current contracts. In addition, reimbursement rates under managed care contracts typically are significantly lower than those paid by other third-party payors.

     COMPETITION.   The long-term care pharmacy markets in which Capstone
operates are highly fragmented, and the majority of competition in such markets comes from small to mid-size local operators whose primary advantage is market familiarity. Capstone's competition in the correctional pharmacy market comes
primarily from other large providers.   Management believes that the primary
competitive factor in its industry is breadth and quality of service. Additional competitive factors include reputation, ease of doing business with the specific providers, ability to develop and to maintain relationships with referral sources, competitive prices, and the range of services offered. Some of the Company's present and potential competitors are significantly larger than Capstone and have, or may obtain, greater financial and marketing resources than Capstone.

     GOVERNMENT REGULATION. Capstone is subject to extensive and frequently changing federal, state and local regulation. Federal laws governing Capstone's activities include regulations covering the repackaging, storing and dispensing of drugs, Medicare reimbursement and certification, and certain financial relationships with physicians and other health care providers. Capstone is subject to state laws governing Medicaid, professional training, pharmacy licensure, payment of remuneration in exchange for patient referrals and the dispensing and storage of pharmaceuticals. The pharmacies operated by Capstone must comply with all applicable laws, regulations and licensing standards.
Many of Capstone's employees must maintain certain licenses in order to provide services. The long-term care facilities which contract for the Company's pharmacy services are also subject to federal, state and local regulations and are required to be licensed in the states in which they are located. The failure by these institutions to comply with such regulations or to obtain or renew any required licenses could result in the loss of the Company's ability to provide pharmacy services to their residents. There can be no assurance that federal, state or local governments will not change existing standards or impose additional standards. Any failure to comply with existing or future standards could have a material adverse effect upon Capstone's results of operation, financial condition or prospects.

     INFLUENCE OF PRINCIPAL STOCKHOLDER. As of the date of this Prospectus, the Company's principal stockholder, Counsel Corporation ("Counsel"), its affiliates and officers and directors of the Company will beneficially own approximately 37.5% of the outstanding shares of the Common Stock of the Company. As a condition of Counsel's initial investment in Capstone, the Company agreed contractually to use its good faith efforts to have elected as directors up to four Counsel nominees, subject to certain conditions. As a result of its equity ownership in the Company and its positions on the Company's Board, Counsel can significantly influence the management and policies of the Company, including the election of the Company's directors and the outcome of matters submitted to stockholders of the Company for approval.

     SHARES ELIGIBLE FOR FUTURE SALE. Upon effectiveness of the Registration Statement of which this Prospectus is a part, the Company will have 15,845,025 shares of Common Stock outstanding, of which 10,902,426 will be freely tradeable without restriction. All of the remaining shares of Common Stock are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. Additional shares of Common Stock, including shares issuable upon exercise of options and warrants, will also become eligible for sale in the public market from time to time. As of the date of this Prospectus there were options and warrants outstanding to purchase 1,721,040 and 4,030,000 shares of common stock, respectively. Sales of substantial amounts of the Company's Common Stock in the public market pursuant to Rule 144 or otherwise, or the potential of such sales, could adversely affect the prevailing market price for the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities.

     LIABILITY AND ADEQUACY OF INSURANCE.   The provision of health care
services entails an inherent risk of liability. Capstone currently maintains product and professional liability insurance intended to cover such claims in amounts which it believes are in keeping with industry standards. There can be no assurance that claims in excess of the insurance coverage or claims not covered by insurance will not arise. A successful claim in excess of its insurance coverage could have a material adverse effect upon the Company's results of operations, financial condition and future prospects. Claims, regardless of their merit or eventual outcome, may also have a material adverse effect upon Capstone's ability to attract customers, to maintain its insurance or to expand its business. There can be no assurance that Capstone will be able to obtain liability insurance coverage in the future on acceptable terms, if at all.

                             SELLING STOCKHOLDERS


     The Selling Stockholders acquired or will acquire 4,185,775 shares of Common Stock, including shares underlying the Private Placement Warrants, in private placements that have closed in or since October 1994, and 1,007,692 shares in connection with an acquisition made by the Company in January 1996. Registration of these shares of Common Stock will enable the Selling Stockholders to sell such shares from time to time on the Nasdaq Stock Market
or in other transactions.   The table below sets forth certain information
regarding the beneficial ownership of the Common Stock by the Selling Shareholders as of May 2, 1996 and assumes the exercise of all Private Placement Warrants.



                                   Beneficial                                   Beneficial
                               Ownership Prior to          Shares          Ownership After the
                                    Offering           Offered Herein            Offering
                             -----------------------   --------------     ------------------------
     Stockholder                Number      Percent(1)                         Amount  Percent(1)
     -----------                ------      -------                            ------  -------
Edward Sonshine(2)            74,500(3)(4)      *           57,000             17,500      *

Joseph F. Furlong, III(5)     74,500(3)(4)      *           57,000              7,500      *

Robert S. Colman              38,000(6)         *           38,000                -0-     -0-

Paul Godfrey(2)               57,171(7)         *           57,171                -0-     -0-

Howard Wortzman(8)            57,475(9)         *           57,475                -0-     -0-

Norman Hill Florida, Inc.     53,291(10)        *           53,291                -0-     -0-

Nicholas E. Sinacori          52,060(11)        *           52,060                -0-     -0-

R. Dirk Allison(12)           97,746(13)        *           57,746             40,000      *

Don H. Thompson               15,618(14)        *           15,618                -0-     -0-

Carl A. Pannuti(12)           29,363(15)        *           26,030                -0-     -0-

A. Joe McLellan(12)           13,539(16)        *            5,206                -0-     -0-

Curtis B. Johnson(8)          52,060(17)        *           52,060                -0-     -0-

PF & R Holdings Inc.         342,000(18)      2.1%         342,000                -0-     -0-

Morris A. Perlis(2)          387,500(19)      2.4%          95,000            292,500     1.8%

Allan C. Silber(2)           387,500(19)      2.4%          95,000            292,500     1.8%

J.E. Duffy(20)                13,015(21)        *           13,015                -0-     -0-

John Haronian(5)             142,500(4)(22)     *           95,000             47,500      *

John E. Zuccotti(5)           24,500(23)        *            9,500             15,000      *

Fallbrook Holdings Limited   100,000            *          100,000                -0-     -0-

Shermfin Corp                650,000          4.1%         650,000                -0-     -0-

CreditAnstalt American
Corporation(24)              130,000(25)        *          130,000                -0-     -0-

Cary Lester McWhinnie         26,000            *           26,000                -0-     -0-

                                  Beneficial                                       Beneficial
                               Ownership Prior to          Shares              Ownership After the
                                    Offering            Offered Herein               Offering
                             -----------------------    --------------       ------------------------
    Shareholder               Number        Percent(1)                          Amount     Percent(1)
    -----------               ------        -------                             ------     -------
Patrick S. Brigham           202,310          1.3%         202,310                -0-          -0-

Abraham Wieder               689,231          4.4%         689,231                -0-          -0-

Raphael Lieberman            318,461          2.0%         318,461                -0-          -0-

Cote 100                     457,143          2.9%         457,143                -0-          -0-

ASB Capital Management       410,000          2.6%         410,000                -0-          -0-

Private Trust Bank Corp.      91,310            *           91,310                -0-          -0-

Experta Trustee Co. Ltd.     114,000            *          114,000                -0-          -0-

Cantrade Ormond Burrus
Banque Privee S.A.            23,000            *           23,000                -0-          -0-

Jack Machbitz                 35,000            *           35,000                -0-          -0-

The Jennifer Altman
Foundation                    26,600(26)        *           26,600                -0-          -0-

Albert L. Zesiger             71,060(27)        *           71,060                -0-          -0-

Alza Corporation
Retirement Plan               35,150(28)        *           35,150                -0-          -0-

Asphalt Green, Inc.           17,860(29)        *           17,860                -0-          -0-

Brearley School General
Investment Fund               26,600(30)        *           26,600                -0-          -0-

Barrie Ramsay Zesiger         44,460(31)        *           44,460                -0-          -0-

Chapin School -
Endowment Fund                35,150(28)        *           35,150                -0-          -0-

Helen Hunt                    17,860(29)        *           17,860                -0-          -0-

Psychology Associates          3,420(32)        *            3,420                -0-          -0-

Meehan Investment
Partnership I, L.P.           17,860(29)        *           17,860                -0-          -0-

City of Milford Employee
Pension Fund                  88,350(33)        *           88,350                -0-          -0-

NFIB Employee Pension         55,100(34)        *           55,100                -0-          -0-

Norwalk Employee
Pension Fund                  71,060(35)        *           71,060                -0-          -0-

Planned Parenthood of
New York City                 14,060(36)        *           14,060                -0-          -0-

                                  Beneficial                                   Beneficial
                              Ownership Prior to           Shares         Ownership After the
                                   Offering            Offered Herein           Offering
                             -----------------------   --------------     ------------------------
    Shareholder              Number         Percent(1)                       Amount     Percent(1)
    -----------              ------         -------                          ------     -------
Mary Van Schuyler
Raiser                       17,860(29)       *            17,860             -0-        -0-

Raiser Marital Trust         71,060(35)       *            71,060             -0-        -0-

Robert J. Suslow             26,600(30)       *            26,600             -0-        -0-

Tab Products Company
Pension Plan                 35,150(28)       *            35,150             -0-        -0-

Warren Investment
Group, Ltd.                  17,860(29)       *            17,860             -0-        -0-

Warren Otologic Group
Profit Sharing Trust         17,860(29)       *            17,860             -0-        -0-

Harold & Grace Willens
JTWROS                       17,860(29)       *            17,860             -0-        -0-

Robert Goldstein             40,000(37)       *            40,000             -0-        -0-


- ---------------------
* Less than 1%.

(1) The percentages shown are based on 15,845,025 shares of Common Stock outstanding on July 2, 1996, plus, as to each individual, the number of shares of Common Stock deemed to be owned by such holder pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), which includes shares subject to stock options and warrants held by such holder which are exercisable within sixty (60) days.


(2) Messrs. Silber, Sonshine and Perlis, each of whom is a director of Capstone, and Mr. Godfrey are directors of Counsel Corporation ("Counsel") a publicly-traded, Ontario, Canada corporation primarily engaged in the
     health care industry.   Counsel owns 6,244,325 shares of Capstone Common
     Stock, which includes shares issuable upon the exercise of warrants to purchase 1,298,181 shares at $4.50 per share and 1,038,545 at $5.50 per share. Mr. Silber beneficially owns or controls approximately 25% of the Common Stock of Counsel. All of the directors listed in this footnote
     (2) disclaim beneficial ownership of shares of Common Stock in their capacity as directors of Counsel, and Mr. Silber disclaims beneficial ownership of shares of Common Stock in his capacity as a significant stockholder of Counsel.
(3) Includes 15,000 and 12,000 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(4) Includes 15,000 and 2,500 shares purchasable upon exercise of options at $4.44 and $7.50 per share, respectively.
(5)  Stockholder is a director of Capstone.
(6) Includes 10,000 and 8,000 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(7) Includes 15,045 and 12,036 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(8)  Stockholder is an Employee of Counsel or an affiliate of Counsel.
(9) Includes 15,125 and 12,100 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(10) Includes 14,024 and 11,219 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(11) Includes 13,700 and 10,960 shares purchasable upon exercise of warrants of $4.50 and $5.50 per share, respectively.
(12) Stockholder is an officer of Capstone.
(13) Includes 15,170 and 12,136 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively and 15,000 and 25,000 shares purchasable upon exercise of options at $4.44 and $8.50 per share, respectively.
(14) Includes 4,110 and 3,288 shares purchase upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(15) Includes 6,850 and 5,480 shares purchasable upon exercise of warrants at $4.50 and $5.50, respectively and 3,333 shares purchasable upon exercise of options at $8.50 per share.
(16) Includes 1,370 and 1,096 shares purchasable upon exercise of warrants at $4.50 and $5.50, respectively and 8,333 shares purchasable upon exercise of options at $8.50 per share.
(17) Includes 13,700 and 10,960 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(18) Includes 90,000 and 72,000 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(19) Includes 25,000 and 20,000 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively and 15,000, 2,500, 250,000 and 25,000 shares purchasable upon exercise of options at $4.44, $7.50, $4.31 and $8.50 per share, respectively.
(20) Stockholder is a consultant to Capstone.
(21) Includes 3,425 and 2,740 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.

(22) Includes 15,000 and 15,000 shares purchasable upon exercise of options at $2.85 and $3.50 per share, respectively and 25,000 and 20,000 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(23) Includes 15,000 shares purchasable upon exercise of options at $4.44 per share and 2,500 and 2,000 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(24) Stockholder is an affiliate of Capstone's institutional lender.
(25) Includes 15,000 shares purchasable upon exercise of warrants at $7.31 per share.
(26) Includes 7,000 and 5,600 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(27) Includes 18,700 and 14,960 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(28) Includes 9,250 and 7,400 shares purchasable upon exercise of warrants at $4.50 an $5.50 per share, respectively.
(29) Includes 4,700 and 3,760 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(30) Includes 7,000 and 5,600 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(31) Includes 11,700 and 9,360 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(32) Includes 900 and 720 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(33) Includes 23,250 and 18,600 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(34) Includes 14,500 and 11,600 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(35) Includes 18,700 and 14,960 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(36) Includes 3,700 and 2,960 shares purchasable upon exercise of warrants at $4.50 and $5.50 per share, respectively.
(37) Includes 40,000 shares purchasable upon exercise of warrants at $3.50 per share.

                              PLAN OF DISTRIBUTION


     The Series B Warrants and the 1,300,000 shares of Common Stock issuable upon the exercise of the Series A Warrants and the Series B Warrants will be issued by the Company in direct transactions with the holders of the rights to acquire such securities and such Common Stock is expected to be available for public trading on the Nasdaq Stock Market upon issuance. The Company will pay no commissions or discounts in connection with such transactions.


     The Selling Stockholders have advised the Company that they may elect to offer for sale and to sell the shares of Common Stock listed herein from time to time through brokers on the Nasdaq Stock Market, in private transactions, through the writing of options on the shares, or otherwise (including pursuant to Rule 144 and in transactions with the Company as consideration for the exercise price of certain warrants), at market prices prevailing at the time of sale or at prices and terms then obtainable, in block transactions, negotiated transactions, or otherwise. Accordingly, sales prices and proceeds to the Selling Stockholders will depend upon market fluctuations and the manner of sale.

     If the shares are sold through brokers, the Selling Stockholders will pay brokerage commissions and other charges, including any transfer taxes (which compensation as to a particular broker dealer might be in excess of customary commissions). No Selling Stockholder has an agreement with any particular broker with respect to the price at which the Common Stock will be sold or with respect to any commissions to be charged. The Selling Stockholders will also pay the fees and expenses of any counsel retained by them in connection with this Offering. Except for the payment of such legal fees and expenses, brokerage commissions and charges, the Company will bear all expenses in connection with registering the shares of Common Stock offered hereby.


                  DESCRIPTION OF SECURITIES BEING REGISTERED

SERIES B WARRANTS

     The Series B Warrants will be issued pursuant to a Warrant Agreement (the "Warrant Agreement") between the Company and First Union National Bank (Charlotte, North Carolina), as Warrant Agent (the "Warrant Agent"). The following discussion of certain terms and provisions of the Series B Warrants is qualified in its entirety by reference to the detailed provisions of the Series B Warrants and of the Warrant Agreements, the forms of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     Each Series B Warrant will enable the holder to purchase one share of Common Stock at a price equal to $10.00 per share (the "Exercise Price") at any time commencing upon issuance until July 31, 1997, unless earlier redeemed by the Company as described below.

     To exercise a Series B Warrant, the holder must send the certificate evidencing the Series B Warrant (the "Warrant Certificate") to the Warrant Agent, together with an election to exercise, setting forth the number of shares to be purchased and payment by certified check or money order for the total Exercise Price of the shares purchased. The Warrant Agent will then return a certificate evidencing the number of shares of Common Stock issued upon exercise of the Series B Warrant, together with a new Warrant
Certificate if less than all the shares covered by the Warrant Certificate are being purchased.

     The Company may redeem all of the Series B Warrants at a redemption price of $1.00 per warrant at any time after issuance thereof until the expiration date provided that (i) the Company gives notice to the holders, and
(ii) the closing bid quotation of the Company's Common Stock (as reported on the Nasdaq National Market) has been at least 150% of the then effective Exercise Price on all twenty of the trading days ending on the third day prior to the day on which notice is given.

     The holders of the Series B Warrants are protected against dilution of their interests by adjustment of the number of shares of Common Stock underlying the Series B Warrants and of the Exercise Price upon the occurrence of certain events, including stock dividends, stock splits, mergers and reclassifications. The Warrant Agreement cannot be amended or supplemented in a manner adverse to the holders of the Series B Warrants without such holders' consent.

     The holders of Series B Warrants, as such, have no right to vote on matters submitted to the shareholders of the Company or to receive dividends and are not entitled to share in the assets of the Company in the event of liquidation, dissolution or the winding up of the Company's affairs. However, upon exercise of the Series B Warrants and issuance of shares of Common Stock to the holder, such shares of Common Stock shall have rights identical to all other shares of Common Stock.

OTHER SECURITIES

     The Company also has outstanding as of July 1, 1996, 650,000 Series A Warrants that expire July 31, 1996 and 15,845,025 shares of Common Stock. Certain privately placed warrants to purchase Common Stock at exercise prices of $3.50, $4.50 and $5.50 per share are outstanding but have not been registered and are not freely tradeable by the holders thereof.


                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the shares of Common Stock and Series B Warrants offered hereby will be passed upon for the Company by Harwell Howard Hyne Gabbert & Manner. P.C., Nashville, Tennessee.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION



  Registration Fee ...............   $26,086
  Listing Fee ....................    17,500
 *Blue Sky fees and expenses .....       500
 *Accounting fees and expenses ...     2,500
 *Legal fees and expenses ........    15,000
 *Transfer Agent Fees ............       500
 *Miscellaneous ..................       500


Total ............................    62,586





- ----------
*Estimated


INDEMNIFICATION

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Eleventh of the Certificate of Incorporation of the Registrant sets forth the extent to which officers or directors of the Registrant may be insured or indemnified against any liabilities which they may incur. The general effect of such provision is that any person made a party to any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant will be indemnified by the Registrant against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, to the fullest extent permitted under the laws of the State of Delaware. In addition, such provision provides that, in the Registrant's sole discretion, the Registrant may indemnify employees or agents against such expenses, judgments, fines and amounts paid in settlement.

     SECTION 145 of the Delaware General Corporation Law ("DGCL") applies to the Registrant and the relevant portion of the DGCL provides as follows:

     145   INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS;
           INSURANCE.

           (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

           (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

           (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

           (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

           (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

           (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

           (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

           (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

           (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

           (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     The Registrant maintains insurance for the benefit of the Registrant's directors and officers and officers and directors of the Registrant's subsidiaries insuring such persons against certain liabilities, including liabilities arising under the securities laws.

ITEM 16.     EXHIBITS

     The exhibits filed as a part of this registration statement are listed in the Exhibit Index immediately following the signature page.


ITEM 17.UNDERTAKINGS

     The undersigned registrant hereby undertakes:


     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Report of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant, incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on the 9th day of July, 1996.


                                  CAPSTONE PHARMACY SERVICES, INC.



                                  By:        *
                                     -------------------------------------
                                     R. Dirk Allison
                                     President and Chief Executive Officer


                               POWER OF ATTORNEY



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on the dates indicated by the following persons in the capacities indicated.



        Signature                          Title                                Date
        ---------                          -----                                ----
       *
- ---------------------------     President, Chief Executive Office
R. Dirk Allison                  and Director (Chief Executive              July 9, 1996
                                          Officer)
/s/ Donald W. Hughes
- ---------------------------    Vice President, Chief Financial
Donald W. Hughes                 Officer and Secretary (Chief
                                    Accounting Officer)                     July 9, 1996


       *                                  Chairman                          July 9, 1996
- ---------------------------
Allan C. Silber

       *                                Vice Chairman                       July 9, 1996
- ---------------------------
Morris A. Perlis

       *                                   Director                         July 9, 1996
- ---------------------------
Joseph Furlong, III

       *                                   Director                         July 9, 1996
- ---------------------------
John Haronian

       *                                   Director                         July 9, 1996
- ---------------------------
Albert Reichmann

       *                                   Director                         July 9, 1996
- ---------------------------
J. Brendan Ryan

        Signature                          Title                                 Date
        ---------                          -----                                 ----
       *                                  Director                           July 9, 1996
- -------------------------------
Edward Sonshine

       *                                  Director                           July 9, 1996
- -------------------------------
Dr. Gail Wilensky

       *                                  Director                           July 9, 1996
- -------------------------------
John E. Zuccotti

* By:  /s/ Donald W. Hughes
       ------------------------
       Donald W. Hughes
       Attorney-in-Fact

                                EXHIBIT INDEX





EXHIBIT NUMBER                            DESCRIPTION
- --------------                            -----------
      4                Form of Series B Warrant Certificate
      5                Opinion of Harwell Howard Hyne Gabbert & Manner, P.C.*
     23.1              Consent of Arthur Andersen LLP
     23.2              Consent of Roth and Company
     23.3              Consent of Blackman Kallick Bartelstein, LLP
     23.4              Consent of Harwell Howard Hyne Gabbert & Manner, P.C. (See Exhibit 5)*
     24                Power of Attorney*

     ---------
     * Previously Filed.